Exhibit 2

HORIZON ENERGY DEVELOPMENT, INC.
INCOME STATEMENT
(Unaudited)

Three Months Ended December 31, 2004
Operating Revenue:
Operating Revenue	$43,974,849

Operating Expenses:
Fuel Used in Heat and Electric Generation	22,211,379
Operation and Maintenance Expenses	8,803,428
Property, Franchise & Other Taxes	1,114,854
Depreciation, Depletion & Amortization	4,234,700

Operating Expenses	36,364,361

Operating Income	7,610,488

Other Income	860,686

Interest Charges	1,810,881

Net Income Before Income Taxes	6,660,293

Income Taxes - Current	825,971
Income Taxes - Deferred	727,400

1,553,371

Minority Interest in Foreign Subsidiaries	(936,546)

Net Income	$4,170,376